Exhibit 99.1

Tiziana Life Sciences Highlighted in Forbes Article

Article entitled “New T Cell Antibody Treatment Improves Outcomes For Covid Patients” reviews the company’s first in class foralumab, a unique Intranasal monoclonal antibody designed to treat multiple sclerosis and a range of other neurodegenerative diseases

NEW YORK, March 17, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that the Company was highlighted in a FORBES article highlighting foralumab, the Company’s unique intranasal monoclonal antibody, which is currently in clinical development to treat multiple sclerosis and a range of other neurodegenerative diseases. Foralumab is the world’s only fully human, anti-CD3 mAb in clinical development.

Forbes contributing author, William A. Haseltine, highlighted foralumab in his article entitled “New T Cell Antibody Treatment Improves Outcomes for Covid Patients”.

Noted in the article was:

“Foralumab induces many factors that impact improved tissue remodeling, induction of immune cells, and restriction of effector function, improving disease outcomes while fighting the virus to full strength. These benefits are not limited to Covid-19 patients, as similar results were observed in patients with multiple sclerosis.”

“The anti-CD3 monoclonal treatment effectively modulates the T cell inflammatory response by up or downregulating specific gene and protein expressions, resulting in less severe disease. This novel avenue should be further explored, as more drugs with similar mechanisms could prevent the deaths of thousands.”

To access the full Forbes article, please visit the following link:

●	https://www.forbes.com/sites/williamhaseltine/2023/03/16/new-t-cell-antibody-treatment-improves-outcomes-for-covid-patients/?sh=4cfb63eb670f

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor, dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets, an effect demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in Q3 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases. 1

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120